SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                              CARNIVAL CORPORATION
                                  CARNIVAL PLC
--------------------------------------------------------------------------------
                                (Name of Issuer)


        Common Stock, par value $0.01 per share, of Carnival Corporation
                      Special Voting Share of Carnival plc
             TRUST SHARES (REPRESENTING BENEFICIAL INTERESTS IN THE
                       P&O PRINCESS SPECIAL VOTING TRUST)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                   Common Stock: 143658 10 2 and 143658 30 0**
                        Special Voting Share: G7214F 12 2
                           TRUST SHARES: 143658 30 0**
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Arnaldo Perez, Esq.
                                 General Counsel
                              Carnival Corporation
                              3655 N.W. 87th Avenue
                            Miami, Florida 33178-2428
                                 (305) 599-2600
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 APRIL 17, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or
otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**   The Common Stock and the Trust Shares trade together under CUSIP Number
143658 30 0. See Items 1 and 4 of this Schedule 13D for additional information.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: Delaware


Number of               7)      Sole Voting Power: 3,653,168
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 3,653,168
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,653,168

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         0.6%

14)      Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         TAMMS MANAGEMENT CORPORATION

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: Delaware


Number of               7)      Sole Voting Power: 3,653,168
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 365,316
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  3,287,852
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,653,168

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         0.6%

14)      Type of Reporting Person (See Instructions): CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         THE CONTINUED TRUST FOR MICKY ARISON

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: Delaware


Number of               7)      Sole Voting Power: 2,124,560
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 2,124,560
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,124,560

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         0.3%

14)      Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         THE MICKY ARISON 1997 HOLDINGS TRUST

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: Delaware


Number of               7)      Sole Voting Power: 6,102,187
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 6,102,187
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         6,102,187

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         1.0%

14)      Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         MA 1997 HOLDINGS, L.P.

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: Delaware


Number of               7)      Sole Voting Power: 6,102,187
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 6,102,187
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         6,102,187

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [ ]

13)      Percent of Class Represented by Amount in Row (11):

         1.0%

14)      Type of Reporting Person (See Instructions): PN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         MA 1997 HOLDINGS, INC.

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: Delaware


Number of               7)      Sole Voting Power: 6,102,187
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 6,102,187
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         6,102,187

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         1.0%

14)      Type of Reporting Person (See Instructions): CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         THE MICKY ARISON 1994 "B" TRUST

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: Delaware


Number of               7)      Sole Voting Power: 106,114,284
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 106,114,284
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         106,114,284

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         16.9%

14)      Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         MA 1994 B SHARES, L.P.

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: Delaware


Number of               7)      Sole Voting Power: 106,114,284
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 106,114,284
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         106,114,284

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         16.9%

14)      Type of Reporting Person (See Instructions): PN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         MA 1994 B SHARES, INC.

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: Delaware


Number of               7)      Sole Voting Power: 106,114,284
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 106,114,284
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         106,114,284

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         16.9%

14)      Type of Reporting Person (See Instructions): CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         MICKY ARISON

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: United States


Number of               7)      Sole Voting Power: 130,162,864
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  93,847,639
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 124,060,677
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  93,847,639
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         224,010,503

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [X]

13)      Percent of Class Represented by Amount in Row (11):

         35.6%

14)      Type of Reporting Person (See Instructions): IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         THE SHARI ARISON IRREVOCABLE GUERNSEY TRUST

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: Guernsey, Channel Islands


Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  5,102,708
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         5,102,708

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         0.8%

14)      Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         THE CONTINUED TRUST FOR SHARI ARISON DORSMAN

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: Delaware


Number of               7)      Sole Voting Power: 3,000,000
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 3,000,000
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  759,010
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,759,010

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         0.6%

14)      Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         THE TED ARISON 1994 IRREVOCABLE TRUST FOR SHARI NO. 1

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: Jersey, Channel Islands


Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  76,787,525
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         76,787,525

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         12.2%

14)      Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         SHARI ARISON

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: United States and Israel


Number of               7)      Sole Voting Power: 6,250,000
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  1,200
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 2,250,000
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  5,103,908
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         7,353,908

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         1.2%

14)      Type of Reporting Person (See Instructions): IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         JMD DELAWARE, INC.

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: Delaware


Number of               7)      Sole Voting Power: 9,524,560
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  1,000,000
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 16,626,747
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  2,550,460
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         19,177,207

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         3.1%

14)      Type of Reporting Person (See Instructions): CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         JAMES M. DUBIN

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: United States


Number of               7)      Sole Voting Power: 39,611,276
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  93,847,639
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 16,626,747
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  130,587,523
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         147,214,270

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         23.4%

14)      Type of Reporting Person (See Instructions): IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         THE TED ARISON 1992 IRREVOCABLE TRUST FOR LIN NUMBER 2

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: United States


Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  46,145,830
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         46,145,830

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         7.3%

14)      Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         THE TED ARISON FAMILY FOUNDATION USA, INC.

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: United States


Number of               7)      Sole Voting Power: 2,250,000
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 2,250,000
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,250,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         0.4%

14)      Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         THE ROYAL BANK OF SCOTLAND TRUST COMPANY (JERSEY) LIMITED

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: United States


Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  46,145,830
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         46,145,830

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         7.3%

14)      Type of Reporting Person (See Instructions): CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         CITITRUST (JERSEY) LIMITED

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: Jersey, Channel Islands


Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  76,787,525
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         76,787,525

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         12.2%

14)      Type of Reporting Person (See Instructions): CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         JMD PROTECTOR, INC.

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: Delaware


Number of               7)      Sole Voting Power: 30,085,716
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  92,847,639
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  122,933,355
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         122,933,355

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         19.6%

14)      Type of Reporting Person (See Instructions): CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         BALLUTA LIMITED

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: Isle of Man


Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  5,102,708
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         5,102,708

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         0.8%

14)      Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         THE MARILYN B. ARISON IRREVOCABLE DELAWARE TRUST

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: Delaware


Number of               7)      Sole Voting Power: 400,000
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 400,000
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  1,032,440
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,432,440

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         0.2%

14)      Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         MBA I, LLC

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: Delaware


Number of               7)      Sole Voting Power: 400,000
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 400,000
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  1,032,440
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,432,440

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         0.2%

14)      Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         THE CONTINUED TRUST FOR MICHAEL ARISON

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: Delaware


Number of               7)      Sole Voting Power: 4,000,000
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 4,000,000
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  759,010
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         4,759,010

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         0.8%

14)      Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or
         I.R.S. Identification Nos. of Above Persons:

         THE MICHAEL ARISON 1999 IRREVOCABLE DELAWARE TRUST

2)       Check the Appropriate Box if a Member of a Group (See Instructions

         (a)      [_]
         (b)      [X]

3)       SEC Use Only


4)       Source of Funds (See Instructions): Not Applicable


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]

6)       Citizenship or Place of Organization: Delaware


Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  1,000,000
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 1,000,000
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
                        --------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,000,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]

13)      Percent of Class Represented by Amount in Row (11):

         0.2%

14)      Type of Reporting Person (See Instructions): OO

                  The Schedule 13D is being filed by TAMMS Investment Company, Limited Partnership, TAMMS Management Corporation, the Continued Trust for Micky Arison, the Micky Arison 1997 Holdings Trust, MA 1997 Holdings, L.P., MA 1997 Holdings, Inc., the Micky Arison 1994 "B" Trust, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, the Shari Arison Irrevocable Guernsey Trust, the Continued Trust for Shari Arison Dorsman, the Ted Arison 1994 Irrevocable Trust for Shari No. 1, Shari Arison, JMD Delaware, Inc., James M. Dubin, Ted Arison 1992 Irrevocable Trust for Lin No.2, The Ted Arison Family Foundation USA, Inc., The Royal Bank of Scotland Trust Company (Jersey) Limited, Cititrust (Jersey) Limited, JMD Protector, Inc., Balluta Limited, the Marilyn B. Arison Irrevocable Delaware Trust, MBA I, LLC, the Continued Trust for Michael Arison and the Michael Arison 1999 Irrevocable Delaware Trust. It amends and restates the
Schedule 13D filed by these persons relating to Carnival Corporation and represents a new Schedule 13D in respect of Carnival plc.

ITEM 1.           SECURITY AND ISSUER

                  This Statement on Schedule 13D relates to:

                  (1) Common Stock, par value $0.01 per share (the "Carnival Corporation Common Stock"), of Carnival Corporation ("Carnival Corporation");

                  (2) Special Voting Share (the "Special Voting Share") of Carnival plc ("Carnival plc"); and

                  (3) Trust Shares representing beneficial interests in the P&O Princess Special Voting Trust (the "Trust Shares").

                  As part of the dual listed company transaction between Carnival Corporation and Carnival plc, the Trust Shares are paired with, and evidenced by certificates representing, shares of Carnival Corporation Common Stock on a one-to-one basis. The Trust Shares represent a beneficial interest in the Special Voting Share. The Special Voting Share is the mechanism by which the votes of Carnival Corporation's shareholders are reflected at meetings of Carnival plc's shareholders. The Carnival Corporation Common Stock and Trust Shares (including the beneficial interests in the Special Voting Share) are listed and trade together on the New York Stock Exchange under the ticker symbol "CCL". References to "Shares" in this Schedule 13D are to the shares of Carnival Corporation Common Stock together with the paired Trust Shares (which represent a beneficial interest in the Special Voting Share).

                  Carnival Corporation is a Panamanian corporation. Carnival plc (formerly known as P&O Princess Cruises plc) is incorporated under the laws of England and Wales. Both Carnival Corporation and Carnival plc maintain their principal executive offices at 3655 N.W. 87th Avenue, Miami, Florida 33178-2428.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a) This statement is filed by: (i) TAMMS Investment Company, Limited Partnership ("TAMMS L.P."); (ii) TAMMS Management Corporation ("TAMMS Corp."); (iii) the Continued Trust for Micky Arison (the "Micky Arison Continued Trust"); (iv) the Micky Arison 1997 Holdings Trust ("Micky Arison 1997 Trust"); (v) MA 1997 Holdings, L.P. ("MA 1997, L.P."); (vi) MA 1997 Holdings, Inc. ("MA 1997, Inc."); (vii) the Micky Arison 1994 "B" Trust (the "B Trust");
(viii) MA 1994 B Shares, L.P. ("B Shares, L.P."); (ix) MA 1994 B Shares, Inc. ("B Shares, Inc."); (x) Micky Arison; (xi) the Shari Arison Irrevocable Guernsey Trust (the "Shari Arison Guernsey Trust"); (xii) the Continued Trust for Shari Arison Dorsman (the "Shari Arison Continued Trust"); (xiii) the Ted Arison 1994 Irrevocable Trust for Shari No. 1(the "Shari Arison Trust No. 1"); (xiv) Shari Arison; (xv) JMD Delaware, Inc. ("JMD Delaware"); (xvi) James M. Dubin; (xvii) Ted Arison 1992 Irrevocable Trust for Lin Number Two ("Lin Trust No. 2"); (xviii) The Ted Arison Family Foundation USA, Inc. (the "Foundation); (xix) The Royal Bank of Scotland Trust Company (Jersey) Limited ("RBS"); (xx) Cititrust (Jersey) Limited ("Cititrust"); (xxi) JMD Protector, Inc. ("JMD Protector");
(xxii) Balluta Limited ("Balluta"); (xxiii) the Marilyn B. Arison Irrevocable Delaware Trust (the "Marilyn Arison Delaware Trust"); (xxiv) MBA I, LLC ("MBA"),
(xxv) the Continued Trust for Michael Arison (the "Michael Arison Continued Trust"); and (xxvi) the Michael Arison 1999 Irrevocable Delaware Trust (the "Michael Arison 1999 Trust") (such entities and persons being sometimes hereinafter referred to as the "Reporting Persons").

                  Micky Arison is the Chairman, Chief Executive Officer and a Director of Carnival Corporation and Carnival plc, President and Treasurer of TAMMS Corp. and beneficiary of the Micky Arison Continued Trust, the Micky Arison 1997 Trust and the B Trust. Shari Arison is the beneficiary of the Shari Arison Guernsey Trust, the Shari Arison Continued Trust and the Shari Arison Trust No. 1. Michael Arison is the beneficiary of the Michael Arison Continued Trust and the Michael Arison 1999 Trust. Micky Arison and Shari Arison are siblings. James M. Dubin is (i) the sole shareholder and an officer of JMD Delaware, the corporate trustee of the Micky Arison 1997 Trust, the B Trust, the Shari Arison Continued Trust, the Micky Arison Continued Trust, the Marilyn Arison Delaware Trust, the Michael Arison Continued Trust and the Michael Arison 1999 Trust, (ii) the sole shareholder and an officer of JMD Protector, the corporate protector of the Lin Trust No. 2, the Shari Arison Trust No. 1, the Marilyn Arison Delaware Trust and the Michael Arison 1999 Trust and (iii) the sole shareholder of Balluta, the corporate trustee of the Shari Arison Guernsey Trust.

                  (b) and (c)(i) TAMMS L.P. is a Delaware limited partnership formed for the purpose of, among other things, investing in, owning, selling, acquiring, managing and exercising the voting rights associated with marketable securities, including securities issued by Carnival Corporation. The principal business office of TAMMS L.P. is located at 1201 North Market Street, 18th Floor, Wilmington, Delaware 19899-1347. The general partners and limited partners of TAMMS L.P. are as follows:

                      (1) TAMMS Corp., the Managing General Partner of TAMMS L.P., has approximately a 0.77% interest in the Shares held by TAMMS L.P.

                      (2) The Shari Arison Continued Trust, a Class A Limited Partner of TAMMS L.P., has approximately an 18.14% interest in the Shares held by TAMMS L.P.

                      (3) The Michael Arison Continued Trust, a Class A Limited Partner of TAMMS L.P., has approximately an 18.14% interest in the Shares held by TAMMS L.P.

                      (4) The Shari Arison Guernsey Trust, a Class A Limited Partner of TAMMS L.P., has approximately a 26.38% interest in the Shares held by TAMMS L.P.

                      (5) MBA, a Class A Limited Partner of TAMMS L.P., has approximately a 23.90% interest in the Shares held by TAMMS L.P.

                      (6) MDT III, Inc., a Class A Limited Partner of TAMMS, L.P., has approximately a 12.39% interest in the Shares held by TAMMS, L.P.

                  (c)(ii) TAMMS Corp. is a Delaware corporation, the principal business of which is acting as Managing General Partner of TAMMS L.P. Its business address is located at 1201 North Market Street, 18th Floor, Wilmington, Delaware 19899-1347. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of TAMMS Corp. are as follows:

                             RESIDENCE OR                         PRINCIPAL OCCUPATION
NAME                         BUSINESS ADDRESS                     OR EMPLOYMENT

Marilyn B. Arison            Marcaz Golda Center                  Investor
                             23 Shaul Hamelech Boulevard
                             Tel-Aviv 64367
                             Israel

Micky Arison                 3655 N.W. 87th Avenue                Chairman of the
                             Miami, Florida 33178-2428            Board and Chief
                                                                  Executive Officer of
                                                                  Carnival Corporation
                                                                  and Carnival plc

Thomas R. Pulsifer           Morris, Nichols, Arsht &             Attorney-at-Law at
                             Tunnell                              Morris, Nichols,
                             1201 N. Market Street                Arsht & Tunnell
                             Wilmington, Delaware 19899           ("MNA&T")

                             RESIDENCE OR                         PRINCIPAL OCCUPATION
NAME                         BUSINESS ADDRESS                     OR EMPLOYMENT

Walter C. Tuthill            Morris, Nichols, Arsht &             Attorney-at-Law at
                             Tunnell                              MNA&T
                             1201 N. Market Street
                             Wilmington, Delaware 19899

Stanford L.                  Morris, Nichols, Arsht &             Attorney-at-Law at
Stevenson, III               Tunnell                              MNA&T
                             1201 N. Market Street
                             Wilmington, Delaware 19899

Arnaldo Perez                3655 N.W. 87th Avenue                Vice President,
                             Miami, Florida 33178-2428            Secretary and General
                                                                  Counsel of Carnival Corporation
                                                                  and Carnival plc

Henry Eckstein               Properties of Hamilton, Inc.         Real Property
                             555 N.E. 34th Street                 Manager and Advisor
                             Suite 201
                             Miami, Florida 33137

                  (c)(iii) The Micky Arison Continued Trust is a Delaware trust established for the benefit of Micky Arison. The business address of the Micky Arison Continued Trust is 1201 North Market Street, Wilmington, Delaware 19899-1347. The sole trustee of the Continued Trust for Micky Arison is JMD Delaware. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JMD Delaware as follows:

                             RESIDENCE OR                         PRINCIPAL OCCUPATION
NAME                         BUSINESS ADDRESS                     OR EMPLOYMENT

James M. Dubin               Paul, Weiss, Rifkind, Wharton        Attorney-at-Law at
                             & Garrison LLP                       Paul, Weiss, Rifkind,
                             1285 Avenue of the Americas          Wharton & Garrison LLP
                             New York, New York 10019

Eric Goodison                Paul, Weiss, Rifkind, Wharton        Attorney-at-Law at
                             & Garrison LLP                       Paul, Weiss, Rifkind,
                             1285 Avenue of the Americas          Wharton & Garrison LLP
                             New York, New York 10019

                             RESIDENCE OR                         PRINCIPAL OCCUPATION
NAME                         BUSINESS ADDRESS                     OR EMPLOYMENT


John J. O'Neil               Paul, Weiss, Rifkind, Wharton        Attorney-at-Law at
                             & Garrison LLP                       Paul, Weiss, Rifkind,
                             1285 Avenue of the Americas          Wharton & Garrison LLP
                             New York, New York 10019

Stanford L.                  Morris, Nichols, Arsht &             Attorney-at-Law at
Stevenson, III               Tunnell                              MNA&T
                             1201 N. Market Street
                             Wilmington, Delaware 19899

Thomas R. Pulsifer           Morris, Nichols, Arsht &             Attorney-at-Law at
                             Tunnell                              MNA&T
                             1201 N. Market Street
                             Wilmington, Delaware 19899

Walter C. Tuthill            Morris, Nichols, Arsht &             Attorney-at-Law at
                             Tunnell                              MNA&T
                             1201 N. Market Street
                             Wilmington, Delaware 19899

Richard B. Skor              AFO LLC                              President and
                             P.O. Box 11-1605                     Managing Officer
                             Miami, Florida 33111                 of AFO LLC

                  (c)(iv) The Micky Arison 1997 Trust is a Delaware trust formed for the benefit of Micky Arison and his heirs. The business address of the Micky Arison 1997 Trust is 1201 North Market Street, Wilmington, Delaware 19899-1347. The sole trustee of the Micky Arison 1997 Trust is JMD Delaware, a Delaware corporation whose principal purpose is to serve as trustee for certain trusts established for the benefit of members of the Arison family. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JMD Delaware are set forth in Item 2(c)(iii).

                  (c)(v) MA 1997, L.P. is a Delaware limited partnership whose principal purpose is to hold and manage investments for the benefit of members of the Arison family. The business address of MA 1997, L.P. is 1201 North Market Street, Wilmington, Delaware 19899-1347. The general partner of MA 1997, L.P. is MA 1997, Inc., a Delaware corporation which is wholly owned by the Micky Arison 1997 Trust. The sole limited partner of MA 1997, L.P. is the Micky Arison 1997 Trust. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of MA 1997, Inc. are as follows:

                             RESIDENCE OR                         PRINCIPAL OCCUPATION
NAME                         BUSINESS ADDRESS                     OR EMPLOYMENT

James M. Dubin               Paul, Weiss, Rifkind, Wharton        Attorney-at-Law at
                             & Garrison LLP                       Paul, Weiss, Rifkind,
                             1285 Avenue of the Americas          Wharton & Garrison LLP
                             New York, New York 10019

Eric Goodison                Paul, Weiss, Rifkind, Wharton        Attorney-at-Law at
                             & Garrison LLP                       Paul, Weiss, Rifkind,
                             1285 Avenue of the Americas          Wharton & Garrison LLP
                             New York, New York 10019

John J. O'Neil               Paul, Weiss, Rifkind, Wharton        Attorney-at-Law at
                             & Garrison LLP                       Paul, Weiss, Rifkind,
                             1285 Avenue of the Americas          Wharton & Garrison LLP
                             New York, New York 10019

Stanford L.                  Morris, Nichols, Arsht &             Attorney-at-Law at
Stevenson, III               Tunnell                              MNA&T
                             1201 N. Market Street
                             Wilmington, Delaware 19899

Thomas R. Pulsifer           Morris, Nichols, Arsht &             Attorney-at-Law at
                             Tunnell                              MNA&T
                             1201 N. Market Street
                             Wilmington, Delaware 19899

Walter C. Tuthill            Morris, Nichols, Arsht &             Attorney-at-Law at
                             Tunnell                              MNA&T
                             1201 N. Market Street
                             Wilmington, Delaware 19899

                  (c)(vi) MA 1997, Inc. is a Delaware corporation whose principal purpose is to serve as the general partner for MA 1997, L.P. The business address of MA 1997, Inc. is 1201 North Market Street, Wilmington, Delaware 19899-1347. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of MA 1997, Inc. are set forth in Item 2(c)(v).

                  (c)(vii) The B Trust is a Delaware trust formed for the benefit of Micky Arison and his heirs. The business address of the B Trust is 1201 North Market Street, Wilmington, Delaware 19899-1347. The sole trustee of the B Trust is JMD Delaware, a Delaware corporation whose principal purpose is to serve as trustee for certain trusts established for the benefit of members of the Arison family. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JMD Delaware are set forth in Item 2(c)(iii).

                  (c)(viii) B Shares, L.P. is a Delaware limited partnership whose principal purpose is to hold and manage investments for the benefit of members of the Arison family. The business address of B Shares, L.P. is 1201 North Market Street, Wilmington, Delaware 19899-1347. The general partner of B Shares, L.P. is MA 1994 B Shares, Inc., a Delaware corporation which is wholly owned by the B Trust. The sole limited partner of B Shares, L.P. is the B Trust. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of B Shares, Inc. are as follows:

                             RESIDENCE OR                         PRINCIPAL OCCUPATION
NAME                         BUSINESS ADDRESS                     OR EMPLOYMENT

James M. Dubin               Paul, Weiss, Rifkind, Wharton        Attorney-at-Law at
                             & Garrison LLP                       Paul, Weiss, Rifkind,
                             1285 Avenue of the Americas          Wharton & Garrison LLP
                             New York, New York 10019

Eric Goodison                Paul, Weiss, Rifkind, Wharton        Attorney-at-Law at
                             & Garrison LLP                       Paul, Weiss, Rifkind,
                             1285 Avenue of the Americas          Wharton & Garrison LLP
                             New York, New York 10019

John J. O'Neil               Paul, Weiss, Rifkind, Wharton        Attorney-at-Law at
                             & Garrison LLP                       Paul, Weiss, Rifkind,
                             1285 Avenue of the Americas          Wharton & Garrison LLP
                             New York, New York 10019

Stanford L.                  Morris, Nichols, Arsht &             Attorney-at-Law at
Stevenson, III               Tunnell                              MNA&T
                             1201 N. Market Street
                             Wilmington, Delaware 19899

Thomas R. Pulsifer           Morris, Nichols, Arsht &             Attorney-at-Law at
                             Tunnell                              MNA&T
                             1201 N. Market Street
                             Wilmington, Delaware 19899

Walter C. Tuthill            Morris, Nichols, Arsht &             Attorney-at-Law at
                             Tunnell                              MNA&T
                             1201 N. Market Street
                             Wilmington, Delaware 19899

                  (c)(ix) B Shares, Inc. is a Delaware corporation whose principal purpose is to serve as the general partner of B Shares, L.P. The business address of B Shares, Inc. is 1201

North Market Street, Wilmington, Delaware 19899-1347. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of B Shares, Inc. are set forth in Item 2(c)(viii).

                  (c)(x) Micky Arison is the Chairman of the Board, Chief Executive Officer and a Director of Carnival Corporation and Carnival plc. Mr. Arison's business address is 3655 N.W. 87th Avenue, Miami, Florida 33178-2428.

                  (c)(xi) The Shari Arison Guernsey Trust is a Guernsey trust established for the benefit of Shari Arison. The business address of the Shari Arison Guernsey Trust is c/o Barings (Guernsey) Limited, P.O. Box 71, Arnold House, St. Julian's Avenue, St. Peter Port, Guernsey, Channel Islands. The sole trustee of the Shari Arison Guernsey Trust is Balluta. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of Balluta are as follows:

                             RESIDENCE OR                          PRINCIPAL OCCUPATION
NAME                         BUSINESS ADDRESS OR EMPLOYMENT

Robert James Banfield        Barings Trustees (Guernsey) Ltd.      Executive Director
                             Trafalgar Court                       of Barings Trustees
                             Les Banques                           (Guernsey) Ltd.
                             St. Peter Port
                             Guernsey  GY1 3DA

James M. Dubin               Paul, Weiss, Rifkind,                 Attorney-at-Law at
                             Wharton & Garrison LLP                Paul, Weiss, Rifkind,
                             1285 Avenue of the Americas           Wharton & Garrison LLP
                             New York, New York 10019

Philip Peter Scales          Barings (Isle of Man) Limited         Managing Director
                             St. James's Chambers,                 and Chartered
                             Athol Street, Douglas,                Secretary, Barings
                             Isle of Man, IM1 1JE                  (Isle of Man) Limited

Alan Crowther                Barings (Isle of Man) Limited         Company Secretary,
                             St. James's Chambers,                 Barings (Isle of Man) Athol
                             Street, Douglas,                      Limited
                             Isle of Man, IM1 1JE

                  (c)(xii) The Shari Arison Continued Trust is a Delaware trust established for the benefit of Shari Arison. The business address of the Shari Arison Continued Trust is 1201 North Market Street, Wilmington, Delaware 19899-1347. The sole trustee of the Shari Arison Continued Trust is JMD Delaware. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JMD Delaware are set forth in Item 2(c)(iii).

                  (c)(xiii) The Shari Arison Trust No. 1 is a Jersey trust established for the benefit of Shari Arison. The address of the trust is c/o Cititrust (Jersey) Limited, P.O. Box 728, 38 Esplanade, St. Helier, Jersey, Channel Islands. The sole trustee of the trust is Cititrust, which is a company organized under the laws of Jersey, Channel Islands, the principal business of which is the provision of trustee company services. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of Cititrust are as follows:

                             RESIDENCE OR                         PRINCIPAL OCCUPATION
NAME                         BUSINESS ADDRESS                     OR EMPLOYMENT

Citicorp Overseas            Corp Common                          Controlling Person
Investment Corporation       1 Penn's Way 1-1
                             Newcastle, Delaware 19720

Debbie Sebire                Cititrust (Jersey) Limited           Director
                             38 Esplanade, St. Helier,
                             Jersey, Channel Islands

Anthony Daly                 Cititrust (Jersey) Limited           Director
                             38 Esplanade, St. Helier,
                             Jersey, Channel Islands

Clive Jones                  Cititrust (Jersey) Limited           Director
                             38 Esplanade, St. Helier,
                             Jersey, Channel Islands

Thomas Rilko                 Cititrust (Jersey) Limited           Director
                             38 Esplanade, St. Helier,
                             Jersey, Channel Islands

D. Smith Freeman             Citigroup Center                     Director
                             153 East 53rd Street
                             New York, New York 10011

Maria del Carmen Butler      Cititrust (Bahamas) Limited          Director
                             Thompson Boulevard
                             Nassau, Bahamas

                  (c)(xiv) Shari Arison is an investor. Ms. Arison's business address is Marcaz Golda Center, 23 Shaul Hamelech Blvd., Tel-Aviv 64367 Israel.

                  (c)(xv) JMD Delaware is a Delaware corporation whose principal purpose is to serve as trustee for certain trusts established for the benefit of members of the Arison family. The business address of JMD Delaware is 1201 North Market Street, Wilmington, Delaware 19899-1347. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JMD Delaware are set forth in Item 2(c)(iii).

                  (c)(xvi) James M. Dubin is a partner at the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP. Mr. Dubin is the sole stockholder of JMD Delaware, a Delaware corporation whose principal purpose is to serve as trustee for certain trusts established for the benefit of members of the Arison family, the sole stockholder of JMD Protector, a Delaware corporation whose principal purpose is to serve as protector for certain trusts established for the benefit of members of the Arison family, and the sole stockholder of Balluta, an Isle of Man corporation whose principal purpose is to serve as trustee for the Shari Arison Guernsey Trust. Mr. Dubin's business address is Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064.

                  (c)(xvii) Lin Trust No. 2 is a Jersey trust established for the benefit of Marilyn B. Arison. The address of the trust is c/o The Royal Bank of Scotland Trust Company (Jersey) Limited, P.O. Box 298, St. Helier, Jersey, Channels Islands. The sole trustee of the trust is RBS, which is a company organized under the laws of Jersey, Channels Islands, the principal business of which is the provision of trustee company services. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of RBS are as follows:

                             RESIDENCE OR                         PRINCIPAL OCCUPATION
NAME                         BUSINESS ADDRESS                     OR EMPLOYMENT

The Royal Bank of            Royal Bank House,                    Controlling Person
Scotland International       P.O. Box 64
(Holdings) Limited           71 Bath Street, St. Helier
                             Jersey, Channel Islands

John Anthony Heaps           P.O. Box 6                           Director
                             23-25 Broad Street, St. Helier
                             Jersey, Channel Islands

David Neuschaffer            Royal Bank House,                    Director
                             P.O. Box 6
                             23-25 Broad Street, St. Helier
                             Jersey, Channel Islands

Timothy Paul Renault         P.O. Box 6                           Director
                             23-25 Broad Street, St. Helier
                             Jersey, Channel Islands

Barry Derek Poole            P.O. Box 6                           Director
                             23-25 Broad Street, St. Helier
                             Jersey, Channel Islands

                             RESIDENCE OR                         PRINCIPAL OCCUPATION
NAME                         BUSINESS ADDRESS                     OR EMPLOYMENT

David Michael William        P.O. Box 6                           Director
Ballingall                   23-25 Broad Street, St. Helier
                             Jersey, Channel Islands

                  (c)(xviii) The Foundation is a private charitable foundation organized under the laws of the State of Florida, established by Ted Arison, for the benefit of certain charities. The business address of the Foundation is 3655 N.W. 87th Avenue, 8th Floor, Miami, Florida 33178-2428. The name, residence or business address and principal occupation or employment of each trustee, executive officer and controlling person of the Foundation are as follows:

                             RESIDENCE OR                         PRINCIPAL OCCUPATION
NAME                         BUSINESS ADDRESS                     OR EMPLOYMENT

Shari Arison                 Marcaz Golda                         Chairman of the Board
                             23 Shaul Hamelech Boulevard          of Trustees, President,
                             Tel-Aviv 64367 Israel                Secretary and
                                                                  Treasurer the Foundation

Marilyn Arison               Marcaz Golda                         Trustee of the
                             23 Shaul Hamelech Boulevard          Foundation
                             Tel-Aviv 64367 Israel

Madeleine Arison             3655 N.W. 87th Avenue                Trustee of the
                             Miami, Florida  33178-2428           Foundation

Micky Arison                 3655 N.W. 87th Avenue                Chairman of the Board
                             Miami, Florida 33178-2428            and Chief Executive
                                                                  Officer of Carnival
                                                                  Corporation and
                                                                  Carnival plc

Jason Arison                 3655 N.W. 87th Avenue                Trustee of the
                             Miami, Florida  33178-2428           Foundation

David Arison                 3655 N.W. 87th Avenue                Trustee of the
                             Miami, Florida  33178-2428           Foundation

Arnaldo Perez                3655 N.W. 87th Avenue                General Counsel of
                             Miami, Florida 33178-2428            Carnival Corporation and
                                                                  Carnival plc,
                                                                  Vice-President and
                                                                  Assistant Secretary of
                                                                  the Foundation

                  (c)(xix) RBS is a Jersey corporation the principal business of which is to carry on the business of a trustee company generally. The address of RBS is The Royal

Bank of Scotland Trust Company (Jersey) Limited, P.O. Box 298, St. Helier, Jersey, Channels Islands. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of RBS are set forth in Item 2(c)(xvii).

                  (c)(xx) Cititrust is a Jersey corporation the principal business of which is to carry on the business of a trustee company generally. The address of Cititrust is Cititrust (Jersey) Limited, P.O. Box 728, 38 Esplanade, St. Helier, Jersey, Channel Islands. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of RBS are set forth in Item 2(c)(xvii).

                  (c)(xxi) JMD Protector is a Delaware corporation, the principal business of which is to serve as a protector of certain trusts established for the benefit of members of the Arison family or for certain charitable purposes and has certain voting and dispositive rights with respect to the Shares held by such trusts. The address of the corporation is 1201 North Market Street, Wilmington, Delaware 19899-1347. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JMD Protector are as follows:

                             RESIDENCE OR                         PRINCIPAL OCCUPATION
NAME                         BUSINESS ADDRESS                     OR EMPLOYMENT

James M. Dubin               Paul, Weiss, Rifkind, Wharton        Attorney-at-Law at
                             & Garrison LLP                       Paul, Weiss, Rifkind,
                             1285 Avenue of the Americas          Wharton & Garrison
                             New York, New York 10019             LLP

John J. O'Neil               Paul, Weiss, Rifkind, Wharton        Attorney-at-Law at
                             & Garrison LLP                       Paul, Weiss, Rifkind,
                             1285 Avenue of the Americas          Wharton & Garrison
                             New York, New York 10019             LLP

Eric Goodison                Paul, Weiss, Rifkind, Wharton        Attorney-at-Law at
                             & Garrison LLP                       Paul, Weiss, Rifkind,
                             1285 Avenue of the Americas          Wharton & Garrison
                             New York, New York 10019             LLP

Stanford L.                  Morris, Nichols, Arsht &             Attorney-at-Law at
Stevenson, III               Tunnell                              MNA&T
                             1201 N. Market Street
                             Wilmington, Delaware 19899

                             RESIDENCE OR                         PRINCIPAL OCCUPATION
NAME                         BUSINESS ADDRESS                     OR EMPLOYMENT

Thomas R. Pulsifer           Morris, Nichols, Arsht &             Attorney-at-Law at
                             Tunnell                              MNA&T
                             1201 N. Market Street
                             Wilmington, Delaware 19899

Walter C. Tuthill            Morris, Nichols, Arsht &             Attorney-at-Law at
                             Tunnell                              MNA&T
                             1201 N. Market Street
                             Wilmington, Delaware 19899

Richard B. Skor              AFO LLC                              President and
                             P.O. Box 11-1605                     Managing Officer
                             Miami, Florida 33111                 of AFO LLC

                  (c)(xxii) Balluta is an Isle of Man Corporation, the principal business of which is to serve as a protector of certain trusts established for the benefit of members of the Arison family. The address of the corporation is St. James Chambers, Athol Street, Douglas, Isle of Man. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of Balluta are set forth in Item 2(c)(xi).

                  (c)(xxiii) The Marilyn Arison Delaware Trust is a Delaware trust established for the benefit of Marilyn B. Arison. The business address of the Marilyn Arison Delaware Trust is 1201 North Market Street, Wilmington, Delaware 19899-1347. The sole trustee of the Marilyn Arison Delaware Trust is JMD Delaware. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JMD Delaware are set forth in Item 2(c)(iii).

                  (c)(xxiv) MBA is a Delaware limited liability company whose principal purpose is to hold and manage the investments previously held directly by the Marilyn Arison Delaware Trust. The business address of MBA is 1201 North Market Street, Wilmington, Delaware 19899-1347. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of MBA are as follows:

                             RESIDENCE OR                         PRINCIPAL OCCUPATION
NAME                         BUSINESS ADDRESS                     OR EMPLOYMENT

James M. Dubin               Paul, Weiss, Rifkind, Wharton        Attorney-at-Law at
                             & Garrison LLP                       Paul, Weiss, Rifkind,
                             1285 Avenue of the Americas          Wharton & Garrison
                             New York, New York 10019             LLP

Stanford L.                  Morris, Nichols, Arsht &             Attorney-at-Law at
Stevenson, III               Tunnell                              MNA&T
                             1201 N. Market Street
                             Wilmington, Delaware 19899

                             RESIDENCE OR                         PRINCIPAL OCCUPATION
NAME                         BUSINESS ADDRESS                     OR EMPLOYMENT

Thomas R. Pulsifer           Morris, Nichols, Arsht &             Attorney-at-Law at
                             Tunnell                              MNA&T
                             1201 N. Market Street
                             Wilmington, Delaware 19899

                  (c)(xxv) The Michael Arison Continued Trust is a Delaware trust established for the benefit of Michael Arison. The business address of Michael Arison Continued Trust is 1201 North Market Street, Wilmington, Delaware 19899-1347. The sole trustee of the Michael Arison Continued Trust is JMD Delaware. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JMD Delaware are set forth in Item 2(c)(iii).

                  (c)(xxvi) The Michael Arison 1999 Trust is a Delaware trust established for the benefit of Michael Arison. The business address of the Michael Arison 1999 Trust is 1201 North Market Street, Wilmington, Delaware 19899-1347. The sole trustee of the Michael Arison 1999 Trust is JMD Delaware. The name, residence or business address and principal occupation of employment of each director, executive officer and controlling person of JMD Delaware are set forth in Item 2(c)(iii).

                  (d) During the last five years, none of the Reporting Persons nor any of their respective general partners, executive officers, directors or controlling persons was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, none of the Reporting Persons nor any of their respective general partners, executive officers, directors or controlling persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or being subject to a judgment, decree or final order enjoining such person from future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws by any such person.

                  (f) The natural persons who are Reporting Persons or officers, directors or controlling persons of the Reporting Persons have the following citizenship:

         Marilyn Arison, Micky Arison, John J. O'Neil, James M. Dubin, Henry Eckstein, Eric Goodison, Stanford L. Stevenson, III, Thomas R. Pulsifer, D. Smith Freeman, Walter C. Tuthill, Richard B. Skor and Arnaldo Perez: United States;

         Shari Arison, Jason Arison and David Arison: Israel and United States;

         Madeleine Arison, David Michael William Ballingall, Alan Crowther, Anthony Daly, Clive Jones, Barry Derek Poole, Timothy Paul Renault, Philip Peter Scales, Debbie Sebire, John Anthony Heaps, David Neuschaffer, Robert James Banfield and Thomas Rilko: British; and

         Maria del Carmen Butler:  The Bahamas.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  N/A

ITEM 4.           PURPOSE OF TRANSACTION.

                  The Reporting Persons, the Arison family and other related parties owned a significant portion of Carnival Corporation's outstanding common stock prior to its initial public offering. As a result of various transfers between and among the Reporting Persons, the Arison family and related parties, the Reporting Persons became subject to the filing requirements of Section 13(d) under the Act.

                  On April 17, 2003, Carnival Corporation and Carnival plc completed a dual listed company (or "DLC") transaction. As part of the DLC transaction, Carnival plc issued the Special Voting Share and transferred the Special Voting Share to the trustee of the P&O Princess Special Voting Trust, a trust established under the laws of the Cayman Islands. Trust Shares of beneficial interest in the P&O Princess Special Voting Trust were transferred to Carnival Corporation. The Trust Shares represent a beneficial interest in the Special Voting Share. Immediately following the transfer, Carnival Corporation distributed the Trust Shares by way of a dividend to holders of shares of the Carnival Corporation Common Stock. The Trust Shares are paired with, and evidenced by, certificates representing shares of Carnival Corporation Common Stock on a one-for-one basis. Each share of Carnival Corporation Common Stock and the paired Trust Share may not be transferred separately. The Carnival Corporation Common Stock and the Trust Shares (including the beneficial interests in the Special Voting Share) are listed and trade together on the New York Stock Exchange under the ticker symbol "CCL".

                  In connection with the DLC transaction, the Reporting Persons acquired an aggregate of 273,526,147 Trust Shares.

                  Except as set forth in this Item 4, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to
Item 4 of Schedule 13D of the Act.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  All ownership percentages set forth herein assume that there are 628,661,981 Shares outstanding, based on (1) 586,980,179 shares of Carnival Corporation Common Stock, representing the total number of shares reported in the Quarterly Report on Form 10-Q of Carnival Corporation for the quarter ending February 28, 2003 to be outstanding as of April 9, 2003, (2) shares of Carnival Corporation Common Stock subsequently issued upon the exercise of options and
(3) 41,679,502 shares of Carnival Corporation Common Stock issued by Carnival Corporation in connection with its partial share offer made to holders of the Ordinary Shares of 50 cents each of Carnival plc that was completed on April 17, 2003.

                  TAMMS L.P. may be deemed to own beneficially 3,653,168 Shares (approximately 0.6% of the total number of Shares outstanding). TAMMS L.P. has sole voting power and sole dispositive power over the 3,653,168 Shares held by TAMMS L.P.

                  TAMMS Corp. is the Managing General Partner of TAMMS L.P. and as such is entitled, pursuant to the Limited Partnership Agreement, to exercise all voting rights with respect to the Shares held by TAMMS L.P. TAMMS Corp. may be deemed to own beneficially all the 3,653,168 Shares (approximately 0.6% of the total number of Shares outstanding) beneficially owned by TAMMS L.P. TAMMS Corp. has sole voting power over the 3,653,168 Shares directly held by TAMMS L.P. Pursuant to the Limited Partnership Agreement, the Managing General Partner of TAMMS L.P. can dispose of up to 10% in value of the property of TAMMS L.P. To dispose of a greater amount of the property, consent of a majority interest of the partners in TAMMS L.P. is needed. Thus, TAMMS Corp. has sole dispositive power over 365,316 Shares held by TAMMS L.P. and shares dispositive power over the remaining 3,287,852 Shares held by TAMMS L.P.

                  The Micky Arison Continued Trust beneficially owns an aggregate of 2,124,560 Shares (approximately 0.3% of the total number of Shares outstanding), all of which it holds directly. The Micky Arison Continued Trust has sole voting and dispositive power with respect to the 2,124,560 Shares held by it.

                  The Micky Arison 1997 Trust beneficially owns 6,102,187 Shares (approximately 1.0% of the total number of Shares outstanding), by virtue of being the sole stockholder of MA 1997, Inc. The Micky Arison 1997 Trust has sole voting and dispositive power with respect to all such Shares.

                  MA 1997, L.P. beneficially owns an aggregate of 6,102,187 Shares (approximately 1.0% of the total number of Shares outstanding), all of which it holds directly. MA 1997, L.P. has sole voting and dispositive power with respect to all such Shares that it holds directly.

                  MA 1997, Inc. beneficially owns an aggregate of 6,102,187 Shares (approximately 1.0% of the total number of Shares outstanding), by virtue of being the general partner of MA 1997, L.P. MA 1997, Inc. has sole voting and dispositive power with respect to all such Shares.

                  The B Trust beneficially owns 106,114,284 Shares (approximately 16.9% of the total number of Shares outstanding), by virtue of being the sole stockholder of B Shares, Inc., the general partner of B Shares, L.P. The B Trust has sole voting power and dispositive power with respect to all such Shares held by B Shares, L.P.

                  B Shares, L.P. beneficially owns an aggregate of 106,114,284 Shares (approximately 16.9% of the total number of Shares outstanding), which its holds directly. B Shares, L.P. has sole voting and dispositive power with respect to all such Shares.

                  B Shares, Inc. beneficially owns an aggregate of 106,114,284 Shares (approximately 16.9% of the total number of Shares outstanding), by virtue of being the general partner of B Shares, L.P. B Shares, Inc. has sole voting and dispositive power with respect to all such Shares.

                  Micky Arison beneficially owns an aggregate of 224,010,503 Shares (approximately 35.6% of the total number of Shares outstanding), 408,000 Shares of which are underlying vested options which he holds directly, 6,102,187 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Micky Arison 1997 Trust, 106,114,284 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the B Trust and 111,386,032 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the last will of Ted Arison, dated July 8, 1999. Micky Arison has shared dispositive and voting power with respect to the 46,145,830 Shares held by the Lin Trust No. 2, with respect to 46,701,809 Shares held by the Shari Arison Trust No. 1 and with respect to 1,000,000 Shares held by the Michael Arison 1999 Trust. Micky Arison has sole voting power with respect to the 6,102,187 Shares indirectly held by the Micky Arison 1997 Trust. Micky Arison has sole voting and dispositive power with respect to the 17,538,393 Shares held by the 1997 Irrevocable Trust for Micky Arison, the 106,114,284 Shares indirectly held by the B Trust and the 408,000 Shares underlying vested options.

                  Because of his status as President and Treasurer of TAMMS Corp., Micky Arison may be deemed to share voting power with respect to the 3,653,168 Shares beneficially owned by TAMMS L.P. Micky Arison disclaims beneficial ownership of the 3,653,168 Shares owned by TAMMS L.P. which are beneficially owned by the partners of TAMMS L.P. Accordingly, Micky Arison has not reported beneficial ownership of any of the Shares held by TAMMS L.P.

                  The Shari Arison Guernsey Trust beneficially owns an aggregate of 5,102,708 Shares (approximately 0.8% of the total number of Shares outstanding), 4,000,000 of which it owns directly and 1,102,708 of which it holds beneficially by virtue of its interest in TAMMS L.P. The Shari Arison Guernsey Trust has shared dispositive power over all such Shares.

                  The Shari Arison Continued Trust beneficially owns an aggregate of 3,759,010 Shares (approximately 0.6% of the total number of Shares outstanding), 3,000,000 of which it holds directly and 759,010 of which it holds beneficially by virtue of its interest in TAMMS L.P. The Shari Arison Continued Trust has sole voting and dispositive power with respect to the 3,000,000 Shares held by it and shares dispositive power over the 759,010 Shares held by TAMMS L.P.

                  The Shari Arison Trust No. 1 beneficially owns the 76,787,525 Shares for which it exercises shared dispositive power (approximately 12.2% of the total number of Shares outstanding).

                  Shari Arison beneficially owns 7,353,908 Shares (approximately 1.2% of the total number of Shares outstanding). Shari Arison has sole voting power and shared dispositive power with respect to 4,000,000 Shares directly held by the Shari Arison Guernsey Trust and shared dispositive power with respect to the trust's ownership interest in the 1,102,708 Shares held by TAMMS L.P. Because Shari Arison is Chairman and President of the Foundation, she may be deemed to beneficially own the 2,250,000 Shares held by the Foundation and have sole voting and dispositive power over such Shares. Ms. Arison also may be deemed to beneficially own 1,200 Shares held by her children and have shared voting and dispositive power over such Shares. Ms. Arison disclaims beneficial ownership of such Shares held by her children and the Foundation.

                  JMD Delaware beneficially owns an aggregate of 19,177,207 Shares (approximately 3.1% of the total number of Shares outstanding), by virtue of being the trustee of the Shari Arison Continued Trust, the Micky Arison Continued Trust, the Marilyn Arison Delaware Trust, the Michael Arison Continued Trust, the Michael Arison 1999 Trust and the Micky Arison 1997 Trust. JMD Delaware has shared voting and sole dispositive power with respect to the Shares held by the Michael Arison 1999 Trust. JMD Delaware has sole voting and dispositive power with respect to the Shares held by the Micky Arison Continued Trust and certain Shares held by each of the Shari Arison Continued Trust, the Marilyn Arison Delaware Trust and the Michael Arison Continued Trust. JMD Delaware has sole voting and shared dispositive power with respect to certain Shares held by each of the Shari Arison Continued Trust, the Marilyn Arison Delaware Trust and the Michael Arison Continued Trust. JMD Delaware has sole dispositive power with respect to the Shares directly held by MA 1997 L.P. by virtue of being the trustee of the Micky Arison 1997 Trust. Accordingly, JMD Delaware may be deemed to beneficially own such Shares for which it expresses voting and dispositive power. JMD Delaware disclaims beneficial ownership of all such Shares.

                  James M. Dubin beneficially owns an aggregate of 147,214,270 Shares (approximately 23.4% of the total number of Shares outstanding), 1,000 Shares of which he holds directly and 147,213,270 Shares with respect to which he has a beneficial interest by virtue of being the sole shareholder of JMD Delaware, JMD Protector and Balluta. Mr. Dubin has shared voting and dispositive power with respect to the Shares held by the Lin Trust No. 2 and certain Shares held by the Shari Arison Trust No. 1. Mr. Dubin has shared voting and sole dispositive power with respect to the Shares held by the Michael Arison 1999 Trust. Mr. Dubin has sole voting and dispositive power with respect to the Shares held by the Micky Arison Continued Trust and certain Shares held by each of the Shari Arison Continued Trust, the Marilyn Arison Delaware Trust, the Michael Arison Continued Trust and the Shari Arison Trust No. 1. Mr. Dubin has shared dispositive power with respect to Shares held by the Shari Arison Guernsey Trust and certain Shares held by each of the Shari Arison Continued Trust, the Marilyn Arison Delaware Trust and the Michael Arison Continued Trust. Mr. Dubin has sole dispositive power with respect to the Shares indirectly held by the Micky Arison 1997 Trust. Accordingly, Mr. Dubin may be deemed to beneficially own such Shares for which he exercises voting and dispositive power. Mr. Dubin disclaims beneficial ownership of all such Shares, except for the 1,000 Shares he holds directly.

                  The Lin Trust No. 2 beneficially owns the 46,145,830 Shares for which it exercises shared dispositive power (approximately 7.3% of the total number of Shares outstanding).

                  The Foundation beneficially owns the 2,250,000 Shares for which it exercises sole voting and dispositive power (approximately 0.4% of the total number of Shares outstanding).

                  RBS beneficially owns 46,145,830 Shares (approximately 7.3% of the total number of Shares outstanding), by virtue of being the trustee of the Lin Trust No. 2. RBS has shared dispositive power with respect to the Shares held by the Lin Trust No. 2. Accordingly, RBS may be deemed to beneficially own such Shares for which it exercises such dispositive power. RBS disclaims beneficial ownership of such Shares.
                  Cititrust beneficially owns 76,787,525 Shares (approximately 12.2% of the total number of Shares outstanding), by virtue of being the trustee of the Shari Arison Trust No. 1. Cititrust has shared dispositive power with respect to the Shares held by the Shari Arison Trust No. 1. Accordingly, Cititrust may be deemed to beneficially own such Shares for which it exercises shared dispositive power. Cititrust disclaims beneficial ownership of such Shares.

                  JMD Protector beneficially owns an aggregate of 122,933,355 Shares (approximately 19.6% of the total number of Shares outstanding), by virtue of being the protector of the Shari Arison Trust No. 1 and the Lin Trust No. 2. JMD Protector has shared dispositive power with respect to Shares held by the Shari Arison Trust No. 1 and the Lin Trust No. 2. JMD Protector has shared voting power with respect to the Shares held by the Lin Trust No. 2 and certain Shares held by the Shari Arison Trust No. 1, and has sole voting power with respect to certain Shares held by the Shari Arison Trust No. 1. Accordingly, JMD Protector may be deemed to beneficially own such Shares for which it exercises shared voting and dispositive power. JMD Protector disclaims beneficial ownership of all such Shares.

                  Balluta beneficially owns 5,102,708 Shares (approximately 0.8% of the total number of Shares outstanding), by virtue of being the trustee of the Shari Arison Guernsey Trust. Balluta shares dispositive power with respect to the 4,000,000 Shares directly held by the Shari Arison Guernsey Trust and with respect to 1,102,708 Shares held by TAMMS L.P. Accordingly, Balluta may be deemed to beneficially own such Shares for which it exercises shared dispositive power. Balluta disclaims beneficial ownership of such Shares.

                  The Marilyn Arison Delaware Trust beneficially owns an aggregate of 1,432,440 Shares (approximately 0.2% of the total number of Shares outstanding), 400,000 of which it holds beneficially by virtue of its interest in MBA and 1,000,000 of which it holds beneficially by virtue of the limited partnership interest of MBA in TAMMS, L.P. The Marilyn Arison Delaware Trust has sole voting and dispositive power with respect to the 400,000 Shares directly held by MBA and exercises shared dispositive power over the 1,032,440 Shares held by TAMMS L.P.

                  MBA beneficially owns an aggregate of 1,432,440 Shares (approximately 0.2% of the total number of Shares outstanding), 400,000 Shares of which it holds directly and 1,032,440 Shares of which it owns beneficially by virtue of its interest in TAMMS L.P. MBA has sole voting and dispositive power over the 400,000 Shares it holds directly and exercises shared dispositive power over the 1,032,440 Shares held by TAMMS L.P.

                  The Michael Arison Continued Trust beneficially owns an aggregate of 4,759,010 Shares (approximately 0.8% of the total number of Shares outstanding), 4,000,000 of which it holds directly and 759,010 of which it holds beneficially by virtue of its interest in TAMMS L.P. The Michael Arison Continued Trust has sole voting and dispositive power with respect to the 4,000,000 Shares held by it and shares dispositive power over the 759,010 Shares held by TAMMS L.P.

                  The Michael Arison 1999 Trust owns an aggregate of 1,000,000 Shares (approximately 0.2% of the total number of Shares outstanding). The Michael Arison 1999 Trust has shared voting power and sole dispositive power with respect to the 1,000,000 Shares held by it.

                  The Reporting Persons, as a group, beneficially own an aggregate of 273,526,147 Shares (approximately 43.5% of the total number of Shares outstanding). The Reporting Persons, as a group, have sole voting and dispositive power over all such Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The Limited Partnership Agreement, among TAMMS Corp. as Managing General Partner and each of the Shari Arison Continued Trust, the Michael Arison Continued Trust, Micky Arison, The Shari Arison Guernsey Trust and MBA as limited partners was formed for the purposes described in Item 2 above. Pursuant to the Limited Partnership Agreement, the Managing General Partner is specifically authorized to, among other things, (i) exercise the voting rights associated with the shares of Carnival Corporation Common Stock owned by TAMMS L.P., and (ii) sell, exchange or convey the shares of Carnival Corporation Common Stock and the Trust Shares owned by TAMMS L.P., provided that the Managing General Partner may not sell, lease, transfer, assign, pledge or encumber 10% or more in value of the property of TAMMS L.P. (including the Shares) without the consent of partners holding in the aggregate a majority interest in TAMMS L.P. (except in the case of withdrawal of a partner or dissolution of TAMMS L.P.).

                  On January 1, 1998, Micky Arison entered into an Executive Long-Term Compensation Agreement with Carnival Corporation pursuant to which, among other things, Micky Arison shall receive on an annual basis 120,000 employee stock options and 60,000 restricted shares of Carnival Corporation Common Stock (or Shares following the completion of the DLC transaction), contingent upon satisfactory performance. These shares vest on the fifth anniversary of the date of the annual grant. Pursuant to this agreement, Micky Arison holds 408,000 underlying vested options.

                  B Shares, L.P. entered into an amended and restated pledge agreement with JPMorgan Chase Bank, dated as of December 13, 2001 and amended on January 13, 2003. B Shares, L.P. pledged to the bank 11,000,000 shares of Common Stock as security under a credit facility.

                  MA 1997, L.P. entered into an amended and restated pledge agreement and an amended and restated guaranty with JPMorgan Chase Bank, dated as of December 13, 2001 and amended on July 18, 2002 and January 27, 2003. MA 1997, L.P. pledged to the bank 2,000,000 shares of Common Stock as security for a loan.

                  The Michael Arison Continued Trust entered into an amendment to a pledge agreement with SunTrust Bank, dated as of July 2, 2002. The Michael Arison Continued Trust pledged 3,700,000 million shares to SunTrust Bank to secure a loan.

                  The Michael Arison Continued Trust entered into an agreement with The Northern Trust Company and pledged 300,000 shares of Common Stock as security for a line of credit.

                  References to, and descriptions of, each of the agreements described in this Item 6 are qualified in their entirety by reference to the copies of such agreements which have been previously filed and are incorporated by reference in this Item 6 in their entirety where such references and descriptions appear.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The following exhibits have been filed with this Schedule 13D or incorporated by reference herein.

Exhibit 1 Joint Filing Agreement, dated as of April 28, 2003, among TAMMS L.P., TAMMS Corp., the Micky Arison Continued Trust, the Micky Arison 1997 Trust, MA 1997, L.P., MA 1997, Inc., the B Trust, B Shares, L.P., B Shares, Inc., Micky Arison, the Shari Arison Guernsey Trust, the Shari Arison Continued Trust, the Shari Arison Trust No. 1, Shari Arison, JMD Delaware, James M. Dubin, the Lin Trust No. 2, the Foundation, RBS, Cititrust, JMD Protector, Balluta Limited , the Marilyn Arison Delaware Trust, MBA, Michael Arison Continued Trust and the Michael Arison 1999 Trust.

Exhibit 2 Amended and Restated Limited Partnership Agreement, dated as of January 31, 1992 (the "Limited Partnership Agreement"), among TAMMS Corp. as

                  Managing General Partner and each of the Shari Arison Continued Trust, the Michael Arison Continued Trust, Micky Arison, The Shari Arison Guernsey Trust and MBA as limited partners (previously filed).

Exhibit 3 Amendment No. 1 to Limited Partnership Agreement dated July 7, 1993 (previously filed).

Exhibit 4 Nonqualified Stock Option Agreement, dated as of June 6, 1995, between Carnival Corporation and Micky Arison (previously filed).

Exhibit 5 Executive Long-Term Compensation Agreement, dated as of January 1, 1998, between Carnival Corporation and Micky Arison (previously filed).

Exhibit 6 Amended and Restated Pledge Agreement, dated as of December 13, 2001, between MA 1997 Holdings, L.P. and JPMorgan Chase Bank (previously filed).

Exhibit 7 First Modification of Amended and Restated Pledge Agreement, dated as of January 27, 2003, between MA 1997 Holdings, L.P. and JPMorgan Chase Bank (previously filed).

Exhibit 8 Amended and Restated Credit Agreement, dated December 13, 2001, between MA 1994 B Shares, L.P. and JPMorgan Chase Bank (previously filed).

Exhibit 9 First Modification of Amended and Restated Credit Agreement, dated as of July 18, 2002, between MA 1994 B Shares, L.P. and JPMorgan Chase Bank.

Exhibit 10 Second Modification of Amended and Restated Credit Agreement, dated as of January 13, 2003, between MA 1994 B Shares, L.P. and JPMorgan Chase Bank (previously filed).

Exhibit 11 Assignment and Pledge of Account and Account Assets, dated as of June 19, 2000, between Michael Arison Continued Trust in favor of Citibank, N.A., as collateral agent for Citicorp USA, Inc. (previously filed).

Exhibit 12 Amendment No. 1 to Assignment and Pledge of Account and Account Assets, dated as of February 1, 2001, between Michael Arison Continued Trust in favor of Citibank, N.A., as collateral agent for Citicorp USA, Inc. (previously filed).

Exhibit 13 Amendment No. 2 to Assignment and Pledge of Account and Account Assets, dated as of July 27, 2001, between Michael Arison Continued Trust in favor of SunTrust Bank (previously filed).

Exhibit 14 Amendment No. 3 to Assignment and Pledge of Account and Account Assets, dated as of July 2, 2002, between JMD Delaware, Inc. as trustee of the Michael Arison Continued Trust in favor of SunTrust Bank (previously filed).

Exhibit 15 Checking Account Overdraft Agreement, dated as of September 27, 2002, between The Northern Trust Company and JMD Delaware, Inc., as Trustee for the Continued Trust for Michael Arison (previously filed).

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    April 28, 2003


TAMMS INVESTMENT COMPANY,
LIMITED PARTNERSHIP

By:      TAMMS MANAGEMENT
         CORPORATION, MANAGING
         GENERAL PARTNER

By:   /s/ Micky Arison
      -------------------------------------
      Micky Arison, President


TAMMS MANAGEMENT CORPORATION

By:   /s/ Micky Arison
      -------------------------------------
      Micky Arison, President


CONTINUED TRUST FOR MICKY
ARISON, JMD DELAWARE, INC.,
TRUSTEE

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
      Stanford L. Stevenson, III
      Secretary of Corporate Trustee


MICKY ARISON 1997 HOLDINGS
TRUST, JMD DELAWARE, INC.,
TRUSTEE

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
      Stanford L. Stevenson, III
      Secretary of Corporate Trustee


MICKY ARISON 1994 "B" TRUST,
JMD DELAWARE, INC., TRUSTEE

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
      Stanford L. Stevenson, III
      Secretary of Corporate Trustee


MA 1997 HOLDINGS, L.P., MA 1997
HOLDINGS, INC., GENERAL PARTNER

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
      Stanford L. Stevenson, III
      Secretary


MA 1997 HOLDINGS, INC.

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
      Stanford L. Stevenson, III
      Secretary


MA 1994 B SHARES, L.P., MA 1994
B SHARES, INC., GENERAL PARTNER

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
      Stanford L. Stevenson, III
      Secretary

MA 1994 B SHARES, INC.

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
     Stanford L. Stevenson, III
     Secretary


/s/ Micky Arison
----------------------------
Micky Arison


SHARI ARISON IRREVOCABLE
GUERNSEY TRUST, BALLUTA
LIMITED, TRUSTEE

By:   /s/ Robert J. Banfield
      -------------------------------------
      Robert J. Banfield


CONTINUED TRUST FOR SHARI
ARISON DORSMAN, JMD DELAWARE,
INC., TRUSTEE

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
      Stanford L. Stevenson, III
      Secretary of Corporate Trustee


TED ARISON 1994 IRREVOCABLE
TRUST FOR SHARI NO. 1, CITITRUST
(JERSEY) LIMITED, TRUSTEE

By:   /s/ Anthony Daly
      -------------------------------------
      Anthony Daly, Director


/s/ Shari Arison
----------------------------
    Shari Arison


JMD DELAWARE, INC.

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
      Stanford L. Stevenson, III
      Secretary


/s/ James M. Dubin
----------------------------
James M. Dubin


BALLUTA LIMITED

By:   /s/ Robert J. Banfield
      -------------------------------------
      Robert J. Banfield


1992 IRREVOCABLE TRUST FOR LIN
NUMBER TWO, THE ROYAL BANK OF
SCOTLAND TRUST COMPANY
(JERSEY) LIMITED, TRUSTEE

By:   /s/ David Neuschaffer
      -------------------------------------
      David Neuschaffer


By:   /s/ Timothy Renault
      -------------------------------------
      Timothy Renault


THE TED ARISON FAMILY
FOUNDATION USA, INC.

By:   /s/ Arnaldo Perez
      -------------------------------------
      Arnaldo Perez


THE ROYAL BANK OF SCOTLAND
TRUST COMPANY (JERSEY) LIMITED

By:   /s/ David Neuschaffer
      -------------------------------------
      David Neuschaffer


By:   /s/ Timothy Renault
      -------------------------------------
      Timothy Renault


MBA I, LLC

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
      Stanford L. Stevenson, III
      Vice President and Secretary


CITITRUST (JERSEY) LIMITED

By:   /s/ Anthony Daly
      -------------------------------------
      Anthony Daly, Director


JMD PROTECTOR, INC.

By:   /s/ James M. Dubin
      -------------------------------------
      James M. Dubin
      President, Director

MARILYN B. ARISON IRREVOCABLE
DELAWARE TRUST, JMD DELAWARE,
INC., TRUSTEE

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
      Stanford L. Stevenson, III
      Secretary of Corporate Trustee


CONTINUED TRUST FOR
MICHAEL ARISON, JMD DELAWARE,
INC., TRUSTEE

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
      Stanford L. Stevenson, III
      Secretary of Corporate Trustee


MICHAEL ARISON 1999
IRREVOCABLE DELAWARE TRUST
JMD DELAWARE, INC., TRUSTEE

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
     Stanford L. Stevenson, III
     Secretary of Corporate Trustee

                                INDEX TO EXHIBITS

EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of April 28, 2003, among TAMMS L.P., TAMMS Corp., the Micky Arison Continued Trust, the Micky Arison 1997 Trust, MA 1997, L.P., MA 1997, Inc., the B Trust, B Shares, L.P., B Shares, Inc., Micky Arison, the Shari Arison Guernsey Trust, the Shari Arison Continued Trust, the Shari Arison Trust No. 1, Shari Arison, JMD Delaware, James M. Dubin, the Lin Trust No. 2, the Foundation, RBS, Cititrust, JMD Protector, Balluta Limited, the Marilyn Arison Delaware Trust, MBA, Michael Arison Continued Trust and the Michael Arison 1999 Trust.

Exhibit 2 Amended and Restated Limited Partnership Agreement, dated as of January 31, 1992 (the "Limited Partnership Agreement"), among TAMMS Corp. as Managing General Partner and each of the Shari Arison Continued Trust, the Michael Arison Continued Trust, Micky Arison, The Shari Arison Guernsey Trust and MBA as limited partners (previously filed).

Exhibit 3 Amendment No. 1 to Limited Partnership Agreement dated July 7, 1993 (previously filed).

Exhibit 4 Nonqualified Stock Option Agreement, dated as of June 6, 1995, between Carnival Corporation and Micky Arison (previously filed).

Exhibit 5 Executive Long-Term Compensation Agreement, dated as of January 1, 1998, between Carnival Corporation and Micky Arison (previously filed).

Exhibit 6 Amended and Restated Pledge Agreement, dated as of December 13, 2001, between MA 1997 Holdings, L.P. and JPMorgan Chase Bank. (previously filed).

Exhibit 7 First Modification of Amended and Restated Pledge Agreement, dated as of January 27, 2003, between MA 1997 Holdings, L.P. and JPMorgan Chase Bank (previously filed).

Exhibit 8 Amended and Restated Credit Agreement, dated December 13, 2001, between MA 1994 B Shares, L.P. and JPMorgan Chase Bank (previously filed).

Exhibit 9 First Modification of Amended and Restated Credit Agreement, dated as of July 18, 2002, between MA 1994 B Shares, L.P. and JPMorgan Chase Bank.

Exhibit 10 Second Modification of Amended and Restated Credit Agreement, dated as of January 13, 2003, between MA 1994 B Shares, L.P. and JPMorgan Chase Bank (previously filed).

Exhibit 11 Assignment and Pledge of Account and Account Assets, dated as of June 19, 2000, between Michael Arison Continued Trust in favor of Citibank, N.A., as collateral agent for Citicorp USA, Inc. (previously filed).

Exhibit 12 Amendment No. 1 to Assignment and Pledge of Account and Account Assets, dated as of February 1, 2001, between Michael Arison Continued Trust in favor of Citibank, N.A., as collateral agent for Citicorp USA, Inc. (previously filed).

Exhibit 13 Amendment No. 2 to Assignment and Pledge of Account and Account Assets, dated as of July 27, 2001, between Michael Arison Continued Trust in favor of SunTrust Bank (previously filed).

Exhibit 14 Amendment No. 3 to Assignment and Pledge of Account and Account Assets, dated as of July 2, 2002, between JMD Delaware, Inc. as trustee of the Michael Arison Continued Trust in favor of SunTrust Bank (previously filed).

Exhibit 15 Checking Account Overdraft Agreement, dated as of September 27, 2002, between The Northern Trust Company and JMD Delaware, Inc., as Trustee for the Continued Trust for Michael Arison (previously filed).